1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

October 14, 2022

VIA EDGAR

Mr. David Orlic

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2573

Dear Mr. Orlic:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2573 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”), on behalf of iShares Environmental Infrastructure and Industrials ETF (the “Fund”), a series of the Trust.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust on September 27, 2022. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the applicable Fund’s prospectus unless otherwise defined in this letter.

Comment 1:	Please include the Fund’s completed fee table and cost example with the comment response letter filed at least one week prior to the effectiveness date of the registration statement.

Response:	The requested information has been provided.

Comment 2:	The Principal Investment Strategies indicate that the constituents of the Underlying Index must “derive at least 40% of their combined annual green revenues in aggregate from a combination of 29 selected FTSE Green Revenues Classification

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

Securities and Exchange Commission

October 14, 2022

System (‘GRCS’) micro-sectors (as defined by the Index Provider), which were determined based on relevance to the three key themes: (1) energy efficiency and emissions mitigation, (2) pollution reduction, or (3) land and resource optimization.” Please explain how the description of the Fund’s principal investment strategies (i.e., the 40% revenues requirement) is sufficient for purposes of Rule 35d-l under the 1940 Act (i.e., the “Names Rule”).

Response:	Respectfully, the Trust does not believe that the Fund’s name raises a Names Rule issue since the Names Rule does not prohibit a Fund from using, or tracking an index that uses, assessments of revenue to identify relevant companies. Furthermore, the Trust believes the current name of the Fund accurately reflects both the Fund’s investments and risks as further disclosed to investors in the Prospectus and SAI, as described below.

The Fund seeks to track the investment results of the FTSE Green Revenues Select Infrastructure and Industrials Index, which “captures eligible infrastructure and industrials solutions that aim to support energy efficiency and emissions mitigation, pollution reduction, or land and resource optimization.” The Index Provider assesses and measures a company’s green revenues under the GRCS based on the following two categories: (1) disclosure of information when a company has sufficient disclosure to measure green revenues and (2) company-specific estimates when a company has limited green revenue disclosures but there is additional non-revenue data such as production volumes, or relevant market or peer data such as market share of a product that can form a reasonable basis for estimating green revenues.

The Fund complies with the Names Rule by investing at least 90% of its assets in the securities of the Underlying Index, which are selected as described in the Prospectus and SAI for their exposure to the GRCS micro-sectors on a multi-sector basis. Consistent with the Fund’s name, approximately 87% of the Underlying Index (by weight as of July 21, 2022) consists of companies with environmental infrastructure revenues of 50% or greater and companies classified in the industrials industry. The SEC adopted the Names Rule to prohibit funds from using materially deceptive or misleading names. For example, while the Names Rule requires a registered investment company with a name suggesting that the company focuses on a particular type of investment to invest at least 80% of its assets in the type of investment suggested by its name or in a particular industry or group of industries suggested by its name, the Names Rule does not specify the specific manner for assessing a type of investment or industry. Neither the Names Rule or applicable guidance suggest that a multisector fund, with exposure to emerging themes, is subject to a specific revenue test. Therefore, absent such a requirement, the use of a reasonable method, such as that employed by the Index Provider, to assess the exposure to the sectors is permissible under the Names Rule.[1]

[1]

“As a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.” Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001), 66 Fed. Reg. 8509, 8514 n.43 (Feb. 1, 2001).

Securities and Exchange Commission

October 14, 2022

Comment 3:	Please disclose the number of components of the Underlying Index or a range of the number of components.

Response:	As of September 19, 2022, the Underlying Index had 45 components. The Trust has added this disclosure to the Principal Investment Strategies.

Comment 4:	Please reorder the principal risks to prioritize the risks most likely to affect the Fund’s net asset value, yield, and total return. Thereafter, the risks may be ordered alphabetically. (Please see ADI 2019-08.)

Response:	The Trust respectfully submits that the current order of the risk factors is appropriate, and that the risk factors accurately convey the Fund’s key risks. The Trust notes that the following disclosure is included in the sections titled “Summary of Principal Risks,” “A Further Discussion of Principal Risks” and “A Further Discussion of Other Risks”: “The order of the below risk factors does not indicate the significance of any particular risk factor.” The Trust continues to review internally how it orders risk disclosure in light of guidance from the Division of Investment Management and recent disclosure reform proposals.

Comment 5:	Please consider adding risk disclosure about the infrastructure sector as a principal risk.

Response:	The Fund will add “Infrastructure Industry Risk” disclosure as a principal risk disclosed in the Summary Prospectus and the Prospectus. The Trust respectfully notes that the Fund discloses the “Risk of Investing in Infrastructure and Industrials Solutions Companies” as a principal risk.

Comment 6:	Please consider adding risk disclosure about small-capitalization securities as a principal risk.

Response:	The Trust respectfully notes that “Small-Capitalization Companies Risk” is included in the Prospectus in the section “A Further Discussion of Other Risks.”

Comment 7:	Reference is made on page 34 of the Prospectus to a sublicense with the Index Provider. Please confirm whether the sublicense has been filed as an exhibit to the Trust’s registration statement.

Securities and Exchange Commission

October 14, 2022

Response:	The Fund will add the relevant sublicense agreement as an exhibit to the registration statement.

Comment 8:	Please revise the first bulleted sentence on page 19 of the SAI for sense.

Response:	The sentence will be revised as indicated:

“Aggregate green revenues percentage from eligible infrastructure and industrials GRCS micros-sectors for a company~~, which~~ is the ~~portion~~ ratio of green revenues as classified by the FTSE GRCS to total company revenue.”

Comment 9:	The Staff notes its prior comments to other funds in the iShares fund complex regarding the creation language in the Fund’s statement of additional information.

Response:	The Fund will conform the applicable language in the manner previously discussed with the Staff.

*    *    *    *

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Marisa Rolland Nick Cordell

Jennifer Kerslake

Michael Gung

George Rafal

Luis Mora

Toree Phuong Ho

Jonathan Tincher